UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:        abrdn Global Innovation and Climate Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1900 Market Street, Suite 200

Philadelphia, PA 19103

Registrant’s Telephone Number, including Area Code:

1-800-522-5465

Name and address of agent for service of process:

Lucia Sitar, Esq.

c/o Aberdeen Standard Investments Inc.

1900 Market Street, Suite 200

Philadelphia, PA 19103

Copies to:

Thomas C. Bogle, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006-1110

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  Yes ☒  No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Philadelphia and Commonwealth of Pennsylvania on the 7th day of October, 2021.

abrdn Global Innovation and Climate Opportunities Fund

		By:	/s/ Lucia Sitar
Lucia Sitar
Sole Trustee

ATTEST:

By:	/s/ Andrea Melia
Andrea Melia